EXHIBIT 99.1

Osisko Development Files NI 43-101 Feasibility Study Technical Report for the Cariboo Gold Project

MONTREAL, June 11, 2025 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") announces the filing of a technical report (the "Technical Report") prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") in respect of the feasibility study ("2025 FS") for its permitted, 100%-owned Cariboo Gold Project (the "Cariboo Gold Project"), located in central British Columbia, Canada.

The Technical Report, titled "NI 43-101 Technical Report, Feasibility Study for the Cariboo Gold Project, District of Wells, British Columbia, Canada" and dated June 11, 2025 (with an effective date of April 25, 2025), was prepared in accordance with NI 43-101 by independent representatives of BBA Engineering Ltd., as lead independent consultant, and supported by other independent engineering firms, including InnovExplo Inc., Alius Mine Consulting Ltd., Falkirk Environmental Consultants Ltd., WSP Canada Inc., M.A. O'Kane Consultants Inc., Integrated Sustainability Consultants Ltd., Clean Energy Consulting Inc., and JDS Energy & Mining Inc., each of whom is a "qualified person" (within the meaning of NI 43-101) and independent of Osisko Development (within the meaning of Section 1.5 of NI 43-101).

The Technical Report supports the disclosure made by the Company in its news release dated April 28, 2025 (titled "Osisko Development Announces Optimized Feasibility Study for Permitted Cariboo Gold Project with C$943 Million After-Tax NPV5% and 22.1% IRR at US$2,400/oz Base Case Gold Price; at US$3,300/oz Spot Gold C$2.1 Billion After-Tax NPV5% and 38.0% IRR") announcing the results of the 2025 FS.

The Technical Report supersedes the technical report titled "NI 43-101 Technical Report, Feasibility Study for the Cariboo Gold Project, District of Wells, British Columbia" (as amended) dated January 12, 2023 (with an effective date of December 30, 2022), which should no longer be replied upon.

The Technical Report is intended to be read as a whole, and sections should not be read or relied upon out of context. Reference should be made to the full text of the Technical Report, including all assumptions, qualifications and limitations therein, which is available electronically on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile and on the Company's website at https://osiskodev.com/projects/cariboo-gold.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a continental North American gold development company focused on past-producing mining camps located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its flagship permitted 100%-owned Cariboo Gold Project, located in central B.C., Canada. Its project pipeline is complemented by the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico—brownfield properties with significant exploration potential, extensive historical mining data, access to existing infrastructure and skilled labour. The Company's strategy is to develop attractive, long-life, socially and environmentally responsible mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Vice President, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.